UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for Second Quarter 2009
     We, LDK Solar Co., Ltd., a leading manufacturer of solar wafers, have reported our unaudited financial results for the second quarter ended June 30, 2009. All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Recent Highlights
•	Second quarter 2009 revenue was $228.3 million;

•	Shipped 231.7 megawatts, or MW, of wafers, up 20.9% year-over-year;

•	Secured a RMB 500 million (equivalent to approximately $73 million) short-term loan from The Export-Import Bank of China, and a RMB 500 million three-year loan from Huarong International Trust Co., Ltd.; and

•	Reached mechanical completion of the first 5,000 metric-ton, or MT, train in our 15,000 MT annualized capacity polysilicon plant in Xinyu, China.
     Net sales for the second quarter of fiscal 2009 were $228.3 million, compared to $283.3 million for the first quarter of fiscal 2009, and $ 441.7 million for the second quarter of fiscal 2008.
     For the second quarter of fiscal 2009, gross profit was negative $205.5 million, compared to $4.9 million for the first quarter of fiscal 2009, and $112.3 million for the second quarter of fiscal 2008.
     During the preparation of our second quarter 2009 financial results, our management determined that an inventory write-down and loss on firm purchase commitments of polysilicon materials of approximately $175.8 million and $16.7 million, respectively, were required as a result of the continued rapid market price decline for solar wafers. As a result, gross margin and results from operations were negatively impacted in the second quarter of fiscal 2009.
     Gross margin for the second quarter of fiscal 2009 was negative 90.0%, compared to 1.7% for the first quarter of fiscal 2009 and 25.4% for the second quarter of fiscal 2008.
     Loss from operations for the second quarter of fiscal 2009 was $235.0 million, compared to a loss of $16.1 million for the first quarter of 2009, and compared to income from operations of $100.3 million for the second quarter of fiscal 2008.
     Operating margin for the second quarter of fiscal 2009 was negative 102.9% compared to negative 5.7% for the first quarter of fiscal 2009 and 22.7% for the second quarter of fiscal 2008.
     Excluding the inventory write-down and loss on firm purchase commitments of polysilicon materials, gross profit was negative $13.0 million, or a gross margin of negative 5.7% for the second quarter of 2009 and loss from operations was $42.5 million, or an operating margin of negative 18.6% for the second quarter of 2009.
     Income tax benefit for the second quarter of fiscal 2009 was $29.5 million, compared to income tax benefit of $1.6 million for the first quarter of fiscal 2009.
     Net loss for the second quarter of fiscal 2009 was $216.9 million, or $2.03 per diluted ADS, compared to a net loss of $22.5 million, or $0.21 per diluted ADS, for the first quarter of fiscal 2009.
     LDK Solar ended the second quarter of 2009 with $265.7 million in cash and cash equivalents and $123.0 million in short-term pledged bank deposits.
Conference Call Details
     Our Second Quarter 2009 teleconference and webcast is scheduled to begin at 5:00 p.m. Eastern Time (ET), on August 12, 2009. To listen to the live conference call, please dial 888-549-7704 (within U.S.) or 480-629-9857 (outside U.S.) at 4:50 p.m. ET on August 12, 2009. An audio replay of the call will be available to investors through August 14, 2009, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the passcode 4124368#.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Information
(In US$’000, except share and per share data)

	6/30/2009	3/31/2009
Assets
Current assets
Cash and cash equivalents	265,662	184,382
Pledged bank deposits	122,999	114,358
Trade accounts receivable	242,138	187,157
Bills receivable	642	3,291
Inventories	384,126	548,812
Prepayments to suppliers, net	79,163	140,953
Other current assets	114,449	105,490
Deferred income tax assets, net	79,360	47,560

Total current assets	1,288,539	1,332,003
Property, plant and equipment, net	2,255,388	1,968,828
Deposits for purchases of property, plant and equipment	109,896	215,954
Intangible asset, net	966	1,001
Land use rights	164,846	111,192
Prepayments to suppliers expected to be utilized beyond one year, net	31,666	32,702
Pledged bank deposits — non-current	49,947	49,918
Debt issuance costs, net	6,690	7,562
Investment in an associate and a joint venture	63,504	13,582
Deposits relating to sales and leaseback transactions	7,319	7,314
Deferred income tax assets	—	375

Total assets	3,978,761	3,740,431

Liabilities and equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	1,189,902	972,294
Bills payable	162,509	94,009
Trade accounts payable	128,266	132,618
Advance payments from customers, current portion	258,438	267,416
Accrued expenses and other payables	548,870	470,623
Due to a related party	647	2,193
Income tax payable	914	883
Other financial liabilities	19,252	18,783

Total current liabilities	2,308,798	1,958,819

	6/30/2009	3/31/2009
Convertible senior notes	400,000	400,000
Debt discount	(11,391)	(12,875)
Long-term bank borrowings, excluding current installments	247,406	139,606
Obligations under capital leases, excluding current installments	30,472	35,292
Advance payments from customers — non-current	423,491	441,866
Other liabilities	15,333	3,419
Deferred income tax liability	4,556	2,704

Total liabilities	3,418,665	2,968,831

Equity
LDK Solar Co., Ltd. shareholders’ equity
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 113,501,049 shares issued; 113,212,122 and 113,110,516 shares outstanding as of June 30, 2009 and March 31, 2009, respectively	11,321	11,311
Additional paid-in capital	473,268	468,541
Statutory reserve	29,676	29,676
Accumulated other comprehensive income	83,736	83,102
(Accumulated deficit)/Retained earnings	(37,919)	178,970

Total LDK Solar Co., Ltd. shareholders’ equity	560,082	771,600
Noncontrolling interests	14	—

Total equity	560,096	771,600

Total liabilities and shareholders’ equity	3,978,761	3,740,431

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	Three Months Ended
	6/30/2009	3/31/2009

Net sales	228,298	283,262
Cost of goods sold	(433,819)	(278,339)

Gross (loss) profit	(205,521)	4,923
Selling expenses	(954)	(702)
General and administrative expenses	(26,506)	(17,250)
Research and development expenses	(2,018)	(3,106)

Total operating expenses	(29,478)	(21,058)

Loss from operations	(234,999)	(16,135)
Other income (expenses):
Interest income	394	693
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(12,899)	(11,370)
Foreign currency exchange gain (loss), net	752	(508)
Government subsidy	360	3,247
Others	(40)	(61)

Loss before income tax	(246,432)	(24,134)
Income tax benefit	29,543	1,639

Net loss	(216,889)	(22,495)

Net loss per ADS, Diluted	$(2.03)	$(0.21)

Incorporation by Reference
     This report on Form 6-K (except our press release attached hereto as Exhibit 99.1) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.
Exhibit
     Attached hereto as Exhibit 99.1 is the press release we issued on August 12, 2009 relating to our unaudited financial results for the second quarter 2009, which is furnished to the SEC.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: August 13, 2009